FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Six Month Period Ended June 30, 2003

Commission File Numbers: 001-14624, 005-52647

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

Gustav Mahlerlaan 10,
1082 PP Amsterdam,
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX

Item

1.	Press release entitled, “ABN AMRO reports double digit growth”, dated August 7 , 2003.

2.	Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP for the Three Month and Six Month Periods Ended June 30, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-84044, 333-81400 and 333-104778.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 14, 2003	By:	/s/ C.H.A. Collee
Name: Mr C.H.A. Collee Title: Member of the Managing Board

By:	/s/ H. Duijn
Name: Mr H. Duijn Title: Secretary Managing Board

ABN AMRO BANK N.V.

Date: August 14, 2003	By:	/s/ C.H.A. Collee
Name: Mr C.H.A. Collee Title: Member of the Managing Board

By:	/s/ H. Duijn
Name: Mr H. Duijn Title: Secretary Managing Board

Item 1.

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations:+31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 7 August 2003

IR/Press Release

ABN AMRO reports double-digit growth

Second quarter 2003 performance (compared with the first quarter of 2003)

Revenues up 1.6%
Operating result strongly up (+12.8%)
Efficiency ratio improved by 350 basis points to 64.8%
Provisioning down (11.1%)
Net profit increases by 13.3%
Tier 1 ratio gains 23 basis points to 7.63%

First half 2003 performance (compared with the first half of 2002)

Revenues lower by 3.8% but up by 9.7% adjusted for foreign exchange
Operating expenses down 9.9% but up 2.3% adjusted for foreign exchange
Operating result above the EUR 3 bn mark, an all-time high
Provisioning sharply down (- 33.4%)
Net profit excl. extraordinaries improves by 29.6%
Unchanged interim dividend at EUR 0.45 per share

Chairman's Statement

“Generally speaking, the state of the global economy remains weak despite the first hesitant signs of recovery. It is not clear whether we will experience any material improvement in the foreseeable future.”

“Historically at ABN AMRO, the second half of the year has been weaker than the first due to the seasonal nature of earnings. However, based on the outlook for the remainder of the year, we expect the second half of this year to be better than the same period last year. As a result and barring any unforeseen circumstances, full year profits are expected to be higher by at least 15% compared to the 2002 net profit of EUR 2.4 bn.”

Key figures group results second quarter 2003
(in millions of euros)	quarterly					six months

	Q2 2003	Q1 2003	% change	Q2 2002	% change	2003	2002	% change

Operating result	1,616	1,432	12.8	1,394	15.9	3,048	2,742	11.2
Provisioning for loan losses	305	343	(11.1)	583	(47.7)	648	973	(33.4)
Operating profit before taxes	1,311	1,079	21.5	773	69.6	2,390	1,746	36.9
Extraordinary result, net							(205)
Net profit	782	690	13.3	534	46.4	1,472	931	58.1
Net profit excl. extraordinary result	782	690	13.3	534	46.4	1,472	1,136	29.6
Earnings per share excl. extraord. res.	0.48	0.43	11.6	0.34	41.2	0.91	0.72	26.4
(in euros)
Efficiency ratio	64.8%	68.3%		70.5%		66.5%	71.0%

	30 June 03	31 Mar 03	% change			30 June 03	31 Dec 02	% change

(in billions of euros)
Total assets	614.2	597.1	2.9			614.2	556.0	10.5
Group capital	31.1	30.8	1.0			31.1	30.4	2.3
Risk weighted assets	228.4	233.0	(2.0)			228.4	229.6	(0.5)

BIS tier 1 ratio	7.63%	7.40%				7.63%	7.48%
BIS capital ratio	11.10%	11.03%				11.10%	11.54%

Letter to the Shareholder

On behalf of the Managing Board, I am writing to you about our performance and other related issues in the first half of 2003.

Generally speaking, the state of the global economy remains weak despite the first hesitant signs of recovery in the United States. Whether these first indications of optimism will materialise into a sustainable recovery remains to be seen. Closer to home, the Eurozone in particular is an area of concern, in terms of low growth and a recessionary environment. It is not clear whether we will experience any material improvement in the foreseeable future.

Despite a difficult economic environment, our performance in the first half of the year can only be described as good and solid. As such, the performance was underpinned by a meaningful improvement in operating result and a substantial fall in the level of provisions. The decline in overall provisions is good and augurs well for the future. I would, however, like to take this opportunity to caution you against unrealistic expectations. Although we expect provisions to fall in the second half of this year, it is unlikely that the same rate of decline as in the first half will be maintained in the last two quarters of the year. Our capital ratios have continued to improve. Barring any significant adverse currency movements, we expect the Tier 1 ratio to be in the region of 7.75% - 8.0% by year-end. We expect the upward trend in our Tier 1 ratio to continue into 2004.

We have kept our promises to you – reduction of the cost base, decrease in Risk Weighted Assets, improvement of the capital ratios, the restructuring programme in the Netherlands and in Wholesale Clients, the divestiture of unprofitable and non-strategic assets. We believe that our performance and our ability to meet our commitments is a function of our business model, the MfV based decision-making process and the determination of our staff to succeed.

We believe that the ultimate guarantee of any long-term success is the quality of individuals in an organisation and the framework of values within which one operates. This has long been a central tenet of our approach to managing human capital. In essence, it is about harnessing the full potential of the individual and excelling in servicing our customers. We are committed to this principle and we will do all that is necessary to ensure that we achieve it and maintain it.

In the last six months, we have seen a shift of the debate and the discussions on corporate governance from the United States to Europe. In our view this is an understandable and desirable development. The bank has consistently met and is ready to meet all sound corporate governance principles. We welcome the recent appointment of three outstanding individuals with a wealth of international experience to our Supervisory Board. It is noteworthy that these appointments have allowed ABN AMRO to have one of the most international Supervisory Boards in Europe.

In the end, we believe that even the best corporate governance structure in the world will not ensure what we would like to achieve. It is not rules but people and their values that are the key drivers of any successful business model. Any corporate governance model, therefore, should not only respect this basic principle but also facilitate the need for a level playing field in the international arena.

Historically, at ABN AMRO, the second half of the year has been weaker than the first due to the seasonal nature of earnings. However, based on the outlook for the remainder of the year, we expect the second half of this year to be better than the same period last year. As a result and barring any unforeseen circumstances, full year profits are expected to be higher by at least 15% compared to the 2002 net profit of EUR 2.4 bn.

Sincerely,

Rijkman Groenink

Chairman of the Managing Board

ABN AMRO GROUP

(in millions of euros)	quarterly					six months

	Q2 2003	Q1 2003	% change	Q2 2002	% change	2003	2002	% change

Net interest revenue	2,409	2,240	7.5	2,499	(3.6)	4,649	5,160	(9.9)
Rev. from securities and participations	51	139	(63.3)	102	(50.0)	190	206	(7.8)
Net commissions	1,057	1,020	3.6	1,220	(13.4)	2,077	2,426	(14.4)
Results from financial transactions	493	446	10.5	384	28.4	939	705	33.2
Other revenue	578	672	(14.0)	519	11.4	1,250	971	28.7

Total revenue	4,588	4,517	1.6	4,724	(2.9)	9,105	9,468	(3.8)
Operating expenses	2,972	3,085	(3.7)	3,330	(10.8)	6,057	6,726	(9.9)

Operating result	1,616	1,432	12.8	1,394	15.9	3,048	2,742	11.2

Efficiency ratio	64.8%	68.3%		70.5%		66.5%	71.0%

In the first half of 2003, ABN AMRO delivered its best operating performance to date. The operating result for the first half of 2003 was up by 11.2% to EUR 3,048 mln on the back of strong cost control and solid revenues. It is to be noted that currency variations have had a significant impact on the performance. Relative to the first half of 2002, revenues and operating expenses were down by 3.8% and by 9.9% respectively. Adjusted for currency movements, revenues have increased by 9.7% and expenses by 2.3%. The net profit, excluding extraordinaries, rose by 29.6% compared to the first half of 2002.

During the second quarter, revenues were up by 1.6% to EUR 4,588 mln, underpinned by the stability of our retail and asset gathering businesses in combination with a sharp increase in the Wholesale Clients SBU (WCS). It is noteworthy that revenues improved in nearly all Business Units (BUs). The Consumer and Commercial Clients SBU (C&CC) posted a revenue decline of 5.2%. Adjusted for the appreciation of the euro and the one-off gain on the sale of the insurance activities in the first quarter, revenues were stable. The revenues of WCS increased by 13.3%, mainly due to improved performances by BU Financial Markets and BU Equities. Both Private Clients and Asset Management benefited from a more favourable market environment in the second quarter. Revenues in those BUs increased by 6.0% and 10.1%, respectively, primarily as a result of higher commission income.

In the second quarter of 2003, operating expenses were down by 3.7% quarter-on-quarter. However, excluding the impact of currency variations, expenses were down by 3.1% primarily due to lower restructuring costs. In addition, cost control was good across all SBUs.

Consequently, the operating performance of the group has improved by 12.8% in the second quarter compared to the preceding quarter. Adjusted for currency variations, the operating result has increased by 13.4%.

In the first six months of 2003, the effective tax rate increased from 28.6% to 33.6% compared to the same period in the preceding year. The increase was due to tax credits in the first half of 2002. The tax rate of the group increased quarter-on-quarter by 5.7 percentage points to 36.2%, primarily due to an increase in taxes in the BU Brazil.

The level of provisioning was significantly lower both for the first half of the year (EUR 648 mln) as well as for the quarter (EUR 305 mln). The decrease in provisions was mainly driven by the WCS division. In C&CC, provisions went up in the Netherlands, were relatively stable in Brazil when corrected for an upward adjustment of EUR 23 mln, and came down in the United States. We expect the provisioning for the second half of the year to be around the same level as for the first half. The overall quality of the portfolio remains satisfactory. For the quarter ended 30 June, Risk Weighted Assets (RWA) decreased by 2.0% to EUR 228.4 bn.

The group’s BIS Tier 1 ratio improved 23 basis points to 7.63% compared to the end of the first quarter. The total BIS ratio for the quarter was at 11.1%, an increase of 7 basis points compared to 31 March 2003. Given the underlying asset quality, the level of retained earnings and diligent management of RWA, we are confident of further improving the Tier 1 ratio. Barring any major adverse currency movements, we expect the Tier 1 ratio to be in the region of 7.75% - 8.0% by year-end. We expect the upward trend in our Tier 1 ratio to continue into 2004. This will help us to achieve our optimal capital structure of a Tier 1 ratio of at least 8.0% with a core Tier 1 ratio of 6.0% by the end of 2004.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)			quarterly				six months

	Q2 2003	Q1 2003	% change	Q2 2002	% change	2003	2002	% change

Net interest revenue	1,701	1,607	5.8	1,724	(1.3)	3,308	3,539	(6.5)
Net commissions	364	373	(2.4)	464	(21.6)	737	899	(18.0)
Results from financial transactions	27	79	(65.8)	43	(37.2)	106	132	(19.7)
Other revenue	499	673	(25.9)	466	7.1	1,172	834	40.5

Total revenue	2,591	2,732	(5.2)	2,697	(3.9)	5,323	5,404	(1.5)
Operating expenses	1,523	1,570	(3.0)	1,758	(13.4)	3,093	3,501	(11.7)

Operating result	1,068	1,162	(8.1)	939	13.7	2,230	1,903	17.2
Provisioning for loan losses	217	181	19.9	232	(6.5)	398	487	(18.3)
Value adj. to financial fixed assets	1	2	(50.0)	4	(75.0)	3	4	(25.0)

Operating profit before taxes	850	979	(13.2)	703	20.9	1,829	1,412	29.5
Taxes	337	314	7.3	146	130.8	651	376	73.1

Profit after taxes	513	665	(22.9)	557	(7.9)	1,178	1,036	13.7
Minority interests	3	6	(50.0)	6	(50.0)	9	13	(30.8)

Net profit	510	659	(22.6)	551	(7.4)	1,169	1,023	14.3

Efficiency ratio	58.8%	57.5%		65.2%		58.1%	64.8%

	30 June 03	31 Mar 03	% change			30 June 03	31 Dec 02	% change

Staff (fte)	70,681	70,162	0.7			70,681	71,340	(0.9)
(in billions of euros)
Total assets	227.5	230.0	(1.1)			227.5	229.2	(0.7)
Risk weighted assets	142.8	142.8				142.8	143.4	(0.4)

The performance of the Consumer & Commercial Clients SBU (C&CC) was strong in the first half of 2003. Relative to the first half of 2002, the operating result increased by 17.2% to EUR 2,230 mln. Adjusted for the sale of the insurance business to Delta Lloyd in the first quarter of 2003, the operating result was up by 11.3%. As such, the reported increase in the operating result is due to a significant decline in operating expenses (-11.7%) and to relatively stable revenues (-1.5%). The operating result was influenced by four factors. The depreciation of the US dollar (19.1%) and of the Brazilian real (37.5%) had a negative impact on the reported performance. The restructuring of the Netherlands has started bearing fruit. In the United States, record low interest rates resulted in unprecedented levels of mortgage origination. In Brazil, loan growth and spread gains have fuelled revenue growth in spite of the difficult economic circumstances.

Revenues went down by 5.2% in the second quarter of 2003. Adjusted for the EUR 111 mln net profit on the sale of the insurance business in the first quarter, revenues were stable. Revenues were also impacted by two other factors. The sharp decline in 30-year mortgage rates in the United States led to an increase in prepayment speed, which in turn negatively impacted Mortgage Servicing Rights (MSR) amortisation. Furthermore, other revenues were negatively impacted by lower margins in mortgage origination. Net interest revenue increased by 5.8% relative to the preceding quarter, in part due to loan growth in Brazil. It is noteworthy that the appreciation of the Brazilian real in the second quarter had a positive impact on reported revenues.

Operating expenses decreased by 3.0% to EUR 1,523 mln compared to the preceding quarter. Cost control was good across geographies. It is to be noted that in the Netherlands, staff costs decreased as a result of the sale of the insurance business in the first quarter as well as continuing benefits from the restructuring programme.

As a consequence, the operating result decreased by 8.1% to EUR 1,068 mln. However, adjusted for the net profit on the sale of the insurance business, the operating result improved by 1.6% and the efficiency ratio improved 110 basis points.

Relative to the first quarter, provisioning increased by 19.9% to EUR 217 mln, primarily due to a EUR 23 mln adjustment in Brazil. As in the first quarter, the underlying picture is mixed. Provisions have continued to trend down in the United States. Corrected for the adjustment, provisioning in Brazil was relatively stable compared to the first quarter. In the Netherlands, the weak economic conditions led to an increase in provisions, especially in the Small and Medium-sized Entreprises (SME) segment.

Taxes have increased by 7.3% to EUR 337 mln. The increase is entirely due to a higher tax burden in Brazil. The effective tax rate was negatively impacted by the appreciation of the Brazilian real against the US dollar.

Business Unit Netherlands (please refer to appendix 4a)

The operating result of the Business Unit Netherlands (BU NL) was up by 56.7% in the first half of 2003 compared to the first half of 2002. Even corrected for the EUR 111 mln profit associated with the sale of the insurance business in the first quarter of 2003, the operating result improved substantially (+14.2%). This improvement is attributable to the stability of revenues on a like-for-like basis and to the decrease in staff costs (-6.3%). The development in revenues is to be seen in the context of difficult market conditions and as such can be considered satisfactory.

On a quarterly basis, revenues were down by 13.2% to EUR 764 mln. However, this development is driven by a number of incidental items. These incidentals consist of a EUR 12 mln negative revenue related to our share in the loss posted by Interpay in 2002 and to the EUR 111 mln net profit associated with the sale of the insurance business in the first quarter. On an adjusted basis, revenues were stable. Net interest revenue was favourably impacted by a lower cost of funding. Net commissions were lower due to the sale of the insurance business in the first quarter.

Operating expenses fell by 7.9% to EUR 592 mln in the second quarter, primarily due to lower staff costs. Staff costs were down for two reasons – a EUR 20 mln release of an accrued provision (lower level of FTEs) and the disposal of the insurance business. It is to be noted that a new Collective Labour Agreement is currently being negotiated in the Netherlands.

The operating result decreased by 27.4% to EUR 172 mln in the second quarter compared to the first quarter. The efficiency ratio deteriorated by 4.4 percentage points to 77.5%. Adjusted for non-recurring items in both quarters, the operating result increased by 30.2% and the efficiency ratio improved by 4.7 percentage points.

Relative to the first quarter, provisioning was up by 11.8% to EUR 57 mln (or 45 basis points of average RWA) in the second quarter of 2003. The credit quality of the SME loan book has seen some deterioration. Given the continued weakness of the Dutch economy, the SME portfolio is unlikely to improve significantly in the short term. It is noteworthy that approximately 40% of the RWA of BU NL consist of secured mortgages with negligible levels of provisions. As such, the overall quality of the portfolio remains satisfactory.

The restructuring of the front and middle offices of BU NL was completed on schedule on 30 June 2003. The upgrading of the distribution network is in full swing and will continue for the next two years. While cost discipline will remain a key area of focus, BU NL is committed to further improving customer satisfaction and increasing revenues.

Business Unit United States (please refer to appendix 4a)

BU US posted a very strong performance in the first half of 2003. The operating result was up by 15.5% to EUR 1,324 mln compared to the same period in the preceding year. Adjusted for the 19.1% depreciation on average of the US dollar against the euro, the operating result went up by 41.8%. This achievement can essentially be attributed to two factors – a 3.3% increase in revenues (+27.3% in local currency terms) led by unprecedented mortgage origination and a good control of the growth in operating expenses (-8.4% in euro terms and +13.2% in local currency). While mortgage origination has, so far, continued unabated, refinancing activity is expected to evidence a marked decline in the course of second half of 2003.

Revenues were down by 8.8% to EUR 1,154 mln in the second quarter of 2003. Adjusted for the 5.7% depreciation on average of the US dollar against the euro, revenues were down by 3.3%. The analysis below refers to local currency terms to facilitate a better understanding of the underlying performance.

The decrease in revenues was essentially driven by the mortgage business. Mortgage origination was up by 7.9% compared to the first quarter. This volume increase further built up the MSR book, hence supporting future mortgage servicing income. However, origination margins were significantly lower due to the sharp and rapid decline in 30-year mortgage rates. Additionally, this decline led to a rise in prepayment speeds, which, in turn, negatively impacted the amortisation of the MSR book.

The revenues of commercial banking were up compared to the preceding quarter, primarily due to commission income. Commission income was driven by the origination and the sale of Commercial Mortgage Backed securities, which have benefited from the low interest rates. It is to be noted that no servicing rights are retained on these securities. In addition, core commission income (credit, foreign exchange and deposit related) was up by 5.6% in the second quarter.

The continuous recovery of the corporate market is better seen on a half-year to half-year basis. Relative to the first half of 2002, the revenues of commercial banking increased by 10.0%. The increase was evenly spread between net interest revenues and net commission income. Net interest revenue was up by 7.0% as a result of a lower cost of funding and volume growth. It is noteworthy that the growth of the loan book achieved in the first six months of 2003 is greater than the entire growth posted in the whole of 2002. Over the same period, core commission income went up by 19.4%.

The revenues in the retail business were affected by the low interest rate environment in the second quarter. The low interest rate environment has exerted downward pressure on the net interest margin. Consequently, net interest revenues were down by 14.2% quarter-on-quarter. However, this revenue decrease was partly offset by higher commission income, which increased by 2.2% compared to the preceding quarter. This increase was led by strong mortgage origination and by higher brokerage fees on the back of improved equity markets. From a balance sheet perspective, core retail deposits have grown by 4.5% over the first half of 2003, further improving the funding base. In the course of the second quarter, two new branches were added to the existing network. Another eight branches are scheduled to open in the course of the second half of 2003.

Operating expenses were down by 4.1% compared to the first quarter. However, adjusted for currency variations, operating expenses increased by 1.4%, due to higher performance based compensation and to increased marketing expenses. Several corporate projects will be rolled out in the second half of 2003, among which the rebranding of BU US operations and, the opening of a new operations and technology centre. The resulting increase in operating expenses is expected to be in the region of EUR 65 mln at the current exchange rate.

As a consequence of the above, the operating result decreased by 12.5% to EUR 618 mln and the efficiency ratio deteriorated by 2.2 percentage points to 46.4%. In local currency, the operating result was down by 7.1%.

As in the first quarter, provisioning continued to trend down. Provisioning decreased by 12.6% to EUR 76 mln compared to the preceding quarter and by 41.5% compared to the second quarter of 2002. Provisions stood at 50 basis points of average RWA at the end of the current quarter. It is to be noted that BU US does not bear any credit card risk.

Business Unit Brazil (please refer to appendix 4b)

Relative to the first half of 2002, BU Brazil posted a strong operating performance in the first six months of 2003. However, the second quarter was affected by currency variations and a weaker economic climate. The operating result was down by 5.3% to EUR 301 mln. Adjusted for the 37.5% depreciation on average of the Brazilian real against the euro, the operating result was up by 50.0% over the same period. This performance was driven by strong revenue growth (+23.8%) and a smaller increase in operating expenses (+11.6%). The revenue increase over this period is in part due to gains in the investment portfolio and in part due to spread and volume gains in the consumer loan book.

Relative to the first quarter, revenues increased by 17.2% to EUR 423 mln. Adjusted for the 12.8% appreciation on average of the Brazilian real against the euro, revenues were up by 4.7%. On a combined basis, net interest revenue and results from financial transactions were up by 18.4% in euro and increased by 6.1% in Brazilian real. The analysis below refers to local currency terms to facilitate a better understanding of the underlying performance.

Notwithstanding the difficult market conditions, the revenues of the retail banking operation were up compared to the preceding quarter, primarily due to loan growth (+5.5%). The trend was visible in the SME as well as in the consumer book. In the consumer finance division, the loan book grew by 3.3% compared to the preceding quarter. Loan growth was fuelled in part by the financing of lower ticket items. As a result, the nominal amount of new contracts has, on average, decreased. This trend has been reinforced by the implementation of higher loan-to-value guidelines in order to manage credit risks. It is to be noted that, quarter-on-quarter, the revenues of the commercial banking business – mostly US dollar linked – were negatively impacted by the appreciation of the Brazilian real against the US dollar.

Operating expenses were up by 12.8% compared to the first quarter to EUR 256 mln. However, in local currency operating expenses were flat. Since the beginning of the year, staff costs have been frozen. Negotiations relative to a new Collective Labour Agreement will resume in the third quarter.

As a consequence of the above, the operating result increased by 24.6% to EUR 167 mln and by 11.2% in local currency terms. In line with this development, the efficiency ratio improved by 2.4 percentage points to 60.5% in the second quarter.

Provisioning stood at EUR 86 mln in the second quarter, up from EUR 42 mln in the first quarter. This is largely due to a EUR 23 mln adjustment related to provisioning taken in prior years. Corrected for this adjustment, provisions represented 391 basis points of average RWA at the end of the second quarter. However, the overall quality of the portfolio remains satisfactory. It is noteworthy that BU Brazil RWA amounted to EUR 6.7 bn and represented 2.9% of the Group RWA at the end of the second quarter.

The combined tax effect of the offshore US dollar book and of BU Brazil performance have negatively impacted the effective tax rate in the second quarter of 2003. It is to be noted that this effect is similar to that of a currency hedge and that this mechanism underpins the stability of the net profit of BU Brazil over time. Excluding the impact of currency variations, the effective tax rate was up by three percentage points only.

Regarding the acquisition of Sudameris, due diligence is being carried out and approval from the regulators is expected by the end of September.

Business Unit Rest of the World (please refer to appendix 4b)

The retail operations outside the three home markets posted a solid performance in the first six months of 2003 compared to the same period in the preceding year. The operating result was up by 10.1% on the back of a decline in revenues (-5.6%) and a sharp decline in operating expenses (-14.1%). Although Bouwfonds revenues increased by 26.2% – in part due to the transfer of a portfolio from BU NL –, the write-off of a deferred tax asset at Saudi Hollandi Bank in the first quarter of 2003 negatively impacted revenues. The revenues of Saudi Hollandi Bank were back to their normal run rate in the second quarter.

Relative to the first quarter of 2003, revenues of the BU Rest of the World were up by 10.6% to EUR 250 mln. This improvement is due to a 7.6% decrease in net interest revenues and to a sharp increase in other revenues. Net interest revenue was lower by EUR 10 mln, primarily due to a mark-to-market adjustment of a convertible bond. Other revenues increased by 51.7% in the second quarter of 2003. Adjusted for the write-off in the first quarter, other revenues were up by 23.3%. This development was driven by two factors. Bouwfonds revenues increased by 18.8% compared to the first quarter of 2003. Despite continued delays in the start of development programmes, the residential property division turned in volume and margin gains. It is to be noted that the sale and pre-sale rates of the development programmes that are financed remain satisfactory. Other revenues also include income booked as a result of our stakes in BAPV and Capitalia.

Operating expenses went down by 1.4%, primarily due to the costs in the first quarter in relation to the restructuring of our French operations.

Consequently, the operating result increased by 30.6% to EUR 111 mln in the second quarter. The efficiency ratio improved 6.8 percentage points to 55.6%.

THE WHOLESALE CLIENTS SBU

(in millions of euros)	quarterly					six months

	Q2 2003	Q1 2003	% change	Q2 2002	% change	2003	2002	% change

Net interest revenue	475	429	10.7	525	(9.5)	904	1,123	(19.5)
Net commissions	421	397	6.0	470	(10.4)	818	932	(12.2)
Results from financial transactions	370	286	29.4	304	21.7	656	538	21.9
Other revenue	31	33	(6.1)	56	(44.6)	64	146	(56.2)

Total revenue	1,297	1,145	13.3	1,355	(4.3)	2,442	2,739	(10.8)
Operating expenses	1,052	1,031	2.0	1,154	(8.8)	2,083	2,417	(13.8)

Operating result	245	114	114.9	201	21.9	359	322	11.5
Provisioning for loan losses	83	156	(46.8)	345	(75.9)	239	456	(47.6)
Value adj. to financial fixed assets	0	0		1		0	0

Operating profit before taxes	162	(42)		(145)		120	(134)
Taxes	51	(24)		(22)		27	(32)

Operating profit after taxes	111	(18)		(123)		93	(102)
Extraordinary result, net	0	0		0		0	(205)

Profit after taxes	111	(18)		(123)		93	(307)
Minority interests	1	2	(50.0)	2	(50.0)	3	6	(50.0)

Net profit	110	(20)		(125)		90	(313)

Net profit excl. extraordinary result	110	(20)		(125)		90	(108)

Efficiency ratio	81.1%	90.0%		85.2%		85.3%	88.2%

	30 June 03	31 Mar 03	% change			30 June 03	31 Dec 02	% change

Staff (fte)	18,084	18,138	(0.3)			18,084	20,238	(10.6)
(in billions of euros)
Total assets	305.0	285.7	6.8			305.0	238.7	27.8
Risk weighted assets	66.1	71.0	(6.9)			66.1	67.2	(1.6)

The Wholesale Clients SBU (WCS) delivered a stronger operating and net result in the first half of this year, due to a more robust performance in the second quarter. In the first half of this year, revenues fell by 10.8% compared to the same period last year, notwithstanding a 22.3% reduction in average RWA. However, operating expenses were aggressively managed down (-13.8%). Consequently, the operating result increased by 11.5%. A higher operating result in combination with substantially lower provisioning (-47.6%) led to a strong increase in net profit. It is noteworthy that the results were negatively impacted by currency movements.

Compared to the first quarter, revenues in the second quarter increased by 13.3% to EUR 1,297 mln. The higher level of revenues reflects the better performance across nearly all BUs, particularly in the BU Financial Markets (FM) and BU Equities.

As far as the individual income lines are concerned, net interest revenue was up by 10.7% to EUR 475 mln in the second quarter. This increase was mainly due to adjustments in WCS Brazil. It is noteworthy that net interest income from the loan book, adjusted for the incidentals, have increased, notwithstanding a decrease in the average RWA. The constant turnover and effective management of capital within our loan portfolio made it possible to increase the profitability per client relationship. Net commissions for the second quarter stood at EUR 421 mln, an increase of 6.0% compared to the previous quarter. The increase was driven by higher equity sales and trading revenues, reflecting the improvement in the equity markets. Results from financial transactions rose by 29.4%. The increase is the result of higher trading revenues in BU Financial Markets, higher equity derivatives income and lower Private Equity write-downs.

Operating expenses increased by 2.0% in the second quarter. This increase is due to higher bonus accruals following the improved performance. It is noteworthy that the expenses in the second quarter include EUR 16 mln of costs related to the restructuring in France.

Consequently, the operating result rose by 114.9% to EUR 245 mln in the second quarter. The efficiency ratio improved to 81.1% and is now at its lowest level since the third quarter of 2000.

The level of provisioning decreased by 46.8% to EUR 83 mln in the second quarter, from EUR 156 mln in the first quarter. As a percentage of average RWA, the provisioning level decreased to 48 basis points in the second quarter, from 88 basis points in the first quarter. The quality of the Wholesale portfolio, measured in terms of weighted average UCR (our internal Uniform Credit Rating), has improved for the second quarter in a row and continues to be well within investment grade.

The strong increase in the operating result in combination with substantial lower provisioning led to a strong increase in net profit (from a negative EUR 20 mln to a positive EUR 110 mln).

The amount of RWA decreased by EUR 4.9 bn to EUR 66.1 bn. The largest part of the reduction in RWA has come from the loan portfolio. A slight increase in RWA is expected in the second half of this year. The WCS target of EUR 70 bn by the end of 2004 remains in place. Within this target and the existing BU structure, we see further opportunities for optimising the allocation of capital to those products and clients offering the greatest returns.

Looking forward, as our WCS business model becomes a stable and profitable platform for growth, we will consider further investments. Within the existing product clusters in the BUs Financial Markets and Working Capital, we will continue to focus our resources on those products which offer the highest profitability potential. We are convinced that this, coupled with lower provisioning, will result in a sustainable economic profit.

Client Business Units

Despite the challenging market conditions experienced during the second quarter, the bank’s client-led strategy has been critical to the improvement in WCS results. Revenues have increased in all Client BUs, and particularly in the BU Technology/Media/Telecom/Healthcare (TMTH) and the BU Financial Institutions & Public Sector (FIPS).

The bank has also been able to secure a number of landmark transactions. These include acting as advisor and joint book-runner for France Telecom’s EUR 15 bn capital increase. This is the largest equity offering in 2003 to date and involved four BUs (TMTH, Equities, Corporate Finance and FM) working together to deliver a value added solution. In Asia, we were joint global co-ordinators and book-runner for the highly successful IPO of Bank Mandiri which is the largest Indonesian IPO since October 1996. In April, ABN AMRO was the arranger, lead manager and sole book-runner for a EUR 2.2 bn securitisation transaction for BNL (Banca Nazionale del Lavoro SpA). This is the largest residential mortgage backed securities deal in Italy to date.

The pipeline in the client BUs indicates that the positive revenue trend in the second quarter can be continued through to the year-end.

Product Business Units

Revenues in BU FM increased in the second quarter following a relatively slow first quarter. This is mainly due to a rebound in the trading results.

The underlying results of the different product groups in BU FM were mixed. Origination related income showed a very strong result, mainly driven by higher revenues in the leveraged finance and securitisation business. Looking forward, ABN AMRO has a number of significant mandated deals in the pipelines in these segments. The FX results were also strong in the second quarter. The Rates markets showed lower revenues, mainly due to lower money market results. The latter can be explained by the flattening of the various yield curves and rolling-off of high-yielding assets. Over the quarter, BU FM has continued to build on its strength in a number of key markets. Revenues from the loan book have increased despite a 10% decrease in average RWA. The yields on new deals have risen and we have been able to increase the profitability per client relationship measured by Risk Adjusted Return On Capital (RAROC). As the level of RWA at the end of the second quarter is below the target for year end 2003, a slight increase in capital usage is expected.

Revenues in BU Working Capital (WC) showed a rebound in the second quarter of 2003, mainly due to a better performance in BU Global Trade & Advisory (GT&A) and ABN AMRO’s Clearing and Execution Services (AACES).

The BU Equities delivered a strong recovery across all products. Equity sales and trading revenues increased in the second quarter, driven by the improvement of the equity market environment. Furthermore, Equity Derivatives showed also a significant increase in the second quarter, benefiting from the lower volatility. Revenues in the BU Corporate Finance fell slightly in the second quarter. While equity origination revenues were up over the quarter, advisory revenues were down from the previous quarter due to continuous weak global M&A activity. Despite the continuing challenging market conditions, the bank has been able to secure a number of landmark transactions and to increase its league table position and market share in the second quarter. The expense run rate of BU Corporate Finance and BU Equities declined further in the second quarter of 2003 as a result of strict cost control. It is noteworthy that the operating result of BU Equities turned positive in the second quarter. BU Corporate Finance and BU Equities are on track to deliver a substantially better performance in 2003.

The performance of the BU Private Equity improved slightly in the second quarter of 2003, mainly due to lower write-downs (EUR 17 mln) compared to the first quarter (EUR 45 mln). Excluding the write-downs, revenues have fallen in the second quarter due to lower exit gains. It is noteworthy that the fall in exit gains was mainly caused by one large exit in the first quarter, the sale of Shinsei (EUR 47 mln).

THE BU PRIVATE CLIENTS
(in millions of euros)	quarterly					six months

	Q2 2003	Q1 2003	% change	Q2 2002	% change	2003	2002	% change

Net interest revenue	89	94	(5.3)	91	(2.2)	183	186	(1.6)
Net commissions	115	99	16.2	110	4.5	214	229	(6.6)
Results from financial transactions	13	10	30.0	11	18.2	23	23
Other revenue	13	14	(7.1)	7	85.7	27	21	28.6

Total revenue	230	217	6.0	219	5.0	447	459	(2.6)
Operating expenses	186	207	(10.1)	178	4.5	393	339	15.9

Operating result	44	10	340.0	41	7.3	54	120	(55.0)
Provisioning for loan losses	2	3	(33.3)	0		5	1	400.0

Operating profit before taxes	42	7	500.0	41	2.4	49	119	(58.8)
Taxes	11	3	266.7	14	(21.4)	14	39	(64.1)

Profit after taxes	31	4	675.0	27	14.8	35	80	(56.3)
Minority interests	(1)	0		0		(1)	1

Net profit	32	4	700.0	27	18.5	36	79	(54.4)

Efficiency ratio	80.9%	95.4%		81.3%		87.9%	73.9%

	30 June 03	31 Mar 03	% change			30 June 03	31 Dec 02	% change

Staff (fte)	3,985	4,029	(1.1)			3,985	4,004	(0.5)
(in billions of euros)
Total assets	15.9	16.1	(1.2)			15.9	16.1	(1.2)
Risk weighted assets	6.7	6.3	6.3			6.7	6.1	9.8

In the first half of 2003, revenues were down by 2.6% to EUR 447 mln in the BU Private Clients compared to the same period in the preceding year. However, the main reason for this decline is an exceptionally strong performance in the first quarter of 2002 (which was the strongest quarter of the past 11 quarters). Costs increased by 15.9% to EUR 393 mln. Corrected for restructuring costs in France and in relation to Delbrück, expenses increased by 1.2% only in the first six months of 2003.

Relative to the first quarter, revenues were up by 6.0%. This development is mainly due to a 16.2% increase in the commission and fee income, on the back of the recovery in equity and bond markets. Commission and fee income was supported by good performances in France, the Netherlands and International Private Clients.

In the second quarter of 2003, operating expenses declined by 10.1% quarter-on-quarter, primarily due to lower restructuring costs (down to EUR 7 mln in the second quarter of 2003).

As a consequence of the above, the efficiency ratio improved from 95.4% to 80.9%. We expect the efficiency ratio to improve further due to cost savings associated with the restructuring in France. Although part of the savings will be realised during 2003, their impact will be fully visible in 2004.

In the second quarter of 2003, Assets under Administration (AuA) rose by 4.4% to 98 bn. This development is due to growth in net new assets and to the increase in the value of Assets under Management (AuM) led by improved market conditions. The asset mix is 66% in securities and 34% in cash.

Assuming the financial markets continue to perform in line with second quarter, the performance of the BU Private Clients is expected to improve in the second half of 2003.

THE BU ASSET MANAGEMENT

(in millions of euros)	quarterly					six months

	Q2 2003	Q1 2003	% change	Q2 2002	% change	2003	2002	% change

Net interest revenue	1	1		6	(83.3)	2	10	(80.0)
Net commissions	116	106	9.4	130	(10.8)	222	274	(19.0)
Results from financial transactions	1	0		3	(66.7)	1	(3)
Other revenue	2	2		(2)		4	0

Total revenue	120	109	10.1	137	(12.4)	229	281	(18.5)
Operating expenses	98	90	8.9	111	(11.7)	188	220	(14.5)

Operating result	22	19	15.8	26	(15.4)	41	61	(32.8)
Value adj. to financial fixed assets	0	0		2		0	1

Operating profit before taxes	22	19	15.8	24	(8.3)	41	60	(31.7)
Taxes	7	5	40.0	10	(30.0)	12	27	(55.6)

Profit after taxes	15	14	7.1	14	7.1	29	33	(12.1)
Minority interests	1	0		0		1	0

Net profit	14	14		14		28	33	(15.2)

Efficiency ratio	81.7%	82.6%		81.0%		82.1%	78.3%

	30 June 03	31 Mar 03	% change			30 June 03	31 Dec 02	% change

Staff (fte)	2,161	2,169	(0.4)			2,161	2,175	(0.6)
(in billions of euros)
Total assets	0.8	0.8				0.8	0.9	(11.1)
Risk weighted assets	0.6	0.6				0.6	0.7	(14.3)

The performance of BU Asset Management for the first half of 2003 was affected by weak global market conditions. Revenues were lower due to a reduction in the value of Assets under Management (AuM), changes in the asset mix and lower performance fees. Total revenues in the first half of 2003 decreased by 18.5% to EUR 229 mln compared to the first half of 2002. Adjusted for currency effects, the decrease in revenues was limited to 11.0%. The lower revenues were partly offset by lower expenses. Strict cost control led to a 14.5% decline in total expenses. Consequently, the operating result decreased by 32.8% to EUR 41 mln compared to the first half of 2002. However, net profit decreased to a lesser extent (-15.2%), due to a relatively high tax rate in the first half of 2002.

Compared to the first quarter of 2003, revenues increased by 10.1% to EUR 120 mln in the second quarter. This was mainly driven by an increase in net commissions reflecting the improved market conditions during the second quarter, successful fund launches and higher margins.

Operating expenses increased by 8.9% to EUR 98 mln during the second quarter. The increase is primarily related to the release of an accrual in the first quarter with respect to 2002 bonuses. This lowered the costs for that period.

Notwithstanding the increase in expenses, the operating result increased by 15.8% in the second quarter to EUR 22 mln. The efficiency ratio improved slightly by 0.9 percentage points to 81.7% in the second quarter.

Net profit remained at EUR 14 mln in the second quarter as a result of higher taxes and higher minority interests.

As of 30 June 2003, AuM amounted to EUR 154 bn, an increase of 4.1% compared to the level of AuM at the end of the preceding quarter. The asset mix changed slightly: 46% in equities, 41% in fixed income and 13% in cash and other. The composition of the mandates remained relatively stable with 55% Institutional Clients, 7% Private Clients and 38% Funds.

CORPORATE CENTRE

(in millions of euros)	quarterly				six months

	Q2 2003	Q1 2003		Q2 2002	2003	2002

Net interest revenue	76	42		89	118	173
Net commissions	(4)	0		0	(4)	(1)
Results from financial transactions	82	71		23	153	15
Other revenue	0	7		9	7	14

Total revenue	154	120		121	274	201
Operating expenses	(19)	48		(6)	29	(16)

Operating result	173	72		127	245	217
Provisioning for loan losses	(1)	0		0	(1)	19
Value adj. to financial fixed assets	(1)	8		31	7	18

Operating profit before taxes	175	64		96	239	180
Taxes	53	16		25	69	59

Profit after taxes	122	48		71	170	121
Minority interests	50	52		44	102	91

Net profit	72	(4)		27	68	30

	30 June 03	31 Mar 03	% change		30 June 03	31 Dec 02	% change

Staff (fte)	1,487	1,460	1.8		1,487	573	159.5
(in billions of euros)
Total assets	54.3	53.9	0.7		54.3	60.5	(10.2)
Risk weighted assets	2.1	2.2	(4.5)		2.1	2.0	5.0

Relative to the first half of 2002, total revenues in the Corporate Centre increased by 36.3% to EUR 274 mln in the first six months of 2003. The increase in revenues was driven by significantly higher results from financial transactions due to the US dollar profit hedge. This was partly offset by lower net interest revenue primarily due to a more precise allocation of interest revenue across the respective SBUs. Operating expenses increased from a negative EUR 16 mln to EUR 29 mln. The higher expenses in 2003 are in part caused by releases booked in the first half of 2002 and in part due to higher pension costs.

Compared to the first quarter, revenues increased to EUR 154 mln in the second quarter. Net interest income has been positively impacted by the ALCO (Asset & Liability Committee) results. Results from financial transactions were positively impacted by the result of the US dollar hedge. Expenses decreased by EUR 67 mln to a negative EUR 19 mln, due to an increase in received internal settlements and lower staff costs. Staff costs were inflated in the first quarter due to additional pension costs.

Higher revenues in combination with lower expenses led to a sharp increase in the operating result.

Net profit increased to EUR 72 mln in the second quarter.

GROUP STAFF OPTIONS

If the costs associated with staff options were to be charged to the Profit & Loss (P&L), operating expenses on an annualised basis would have been higher by EUR 41 mln (EUR 40 mln in 2002). However, shareholders equity would not be affected, as staff option costs have no cash consequences. The corresponding amount would be booked in retained earnings.

LEASEPLAN CORPORATION

Compared to the first half of last year, revenues increased by 1.6%, driven by the increase in net interest revenues and insurance income. Operating expenses increased by 2.3%, primarily due to higher administrative expenses. The operating result was stable in the first half of 2003. Loan loss provisioning decreased in the first half of this year compared to the same period last year, due to a strict risk policy. As a consequence, net profit increased by 2.5% to EUR 81 mln. This result was achieved despite the adverse economic situation and unfavourable currency differences (in particular US dollar and British pound).

In the second quarter, revenues remained stable compared to the preceding quarter. However, expenses were down by 5.0% to EUR 132 mln in the second quarter. This resulted in a 16.4% increase of the operating result to EUR 64 mln. Net profit rose to EUR 44 mln in the second quarter.

The contracted lease portfolio at the end of the first half 2003 amounted to EUR 9.5 bn, representing a growth of 2.4%, restated for exchange differences compared to year-end 2002.

LeasePlan Corporation has been a steady performer within our organisation, generating relatively stable revenues. We expect LeasePlan Corporation to sustain this performance for the remainder of the year.

DIVIDEND

The 2003 interim dividend has been fixed at EUR 0.45 per ordinary share of EUR 0.56 par value. The interim dividend will be payable, at the shareholder's option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on 28 August 2003, after the close of trading on the Amsterdam Exchanges, based on the average of the highest and lowest stock exchange price for that day. The value of the stock dividend will be equal to that of the cash dividend. The new ordinary shares will qualify for the final dividend over the 2003 financial year and the full dividend over subsequent years. The ordinary shares will be quoted ex-dividend from 8 August 2003. Shareholders can submit instructions stating whether they opt for dividend payments in cash or in stock from 11 August 2003 to 27 August 2003 inclusive. The 2003 interim dividend will be payable as from 3 September 2003.

Appendix 1

Consolidated income statement 2003(1)
(in millions of euros)
	quarterly			six months

	Q2 2003	Q1 2003	% change	2003	2002	% change

Net interest revenue	2,409	2,240	7.5	4,649	5,160	(9.9)

Rev. from securities and participating interests	51	139	(63.3)	190	206	(7.8)

Payment services	309	311	(0.6)	620	717	(13.5)
Insurance	25	43	(41.9)	68	105	(35.2)
Securities	281	231	21.6	512	673	(23.9)
Asset management and trust funds	192	184	4.3	376	460	(18.3)
Guarantees	44	38	15.8	82	77	6.5
Leasing	45	45		90	94	(4.3)
Other	161	168	(4.2)	329	300	9.7

Net commissions	1,057	1,020	3.6	2,077	2,426	(14.4)

Securities	240	(3)		237	282	(16.0)
Foreign exchange dealing	117	119	(1.7)	236	280	(15.7)
Derivatives	42	247	(83.0)	289	235	23.0
Other	94	83	13.3	177	(92)

Results from financial transactions	493	446	10.5	939	705	33.2

Other revenue	578	672	(14.0)	1,250	971	28.7

Total revenue	4,588	4,517	1.6	9,105	9,468	(3.8)

Staff costs	1,645	1,774	(7.3)	3,419	3,850	(11.2)
Other administrative expenses	1,099	1,080	1.8	2,179	2,358	(7.6)
Depreciation	228	231	(1.3)	459	518	(11.4)

Operating expenses	2,972	3,085	(3.7)	6,057	6,726	(9.9)
Operating result	1,616	1,432	12.8	3,048	2,742	11.2
Provisioning for loan losses / FAR	305	343	(11.1)	648	973	(33.4)
Value adjustments to financial fixed assets	0	10		10	23	(56.5)

Operating profit before taxes	1,311	1,079	21.5	2,390	1,746	36.9
Taxes	475	329	44.4	804	499	61.1

Operating profit after taxes	836	750	11.5	1,586	1,247	27.2
Extraordinary expenses					325
Taxes extraordinary expenses					(120)

Extraordinary result after taxes					(205)

Group profit after taxes	836	750	11.5	1,586	1,042	52.2
Minority interests	54	60	(10.0)	114	111	2.7

Net profit	782	690	13.3	1,472	931	58.1
Net profit, excl. extraordinary result	782	690	13.3	1,472	1,136	29.6
Preference share dividend	12	11	9.1	23	23

Net profit, available to ordinary shareholders	770	679	13.4	1,449	908	59.6

Earnings per ordinary share of EUR 0.56 (in	0.48	0.43	11.6	0.91	0.72	26.4
euros)(2)

Average exchange EUR/USD-rate	1.15	1.08	6.5	1.11	0.90	23.3

(1)	Unaudited.
(2)	Excluding extraordinary result and based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 30 June 2003 before profit appropriation

(in millions of euros)
	30 June	31 Dec	% change
	2003	2002

Assets
Cash	17,426	9,455	84.3
Short-dated government paper	5,296	3,901	35.8
Banks	59,427	41,924	41.7

Loans to public sector	6,091	7,365	(17.3)
Loans to private sector	243,750	247,229	(1.4)
Professional securities transactions	89,295	56,309	58.6

Loans	339,136	310,903	9.1
Interest-earning securities	142,971	141,494	1.0
Shares	15,691	15,736	(0.3)
Participating interests	2,236	2,166	3.2
Property and equipment	7,237	6,982	3.7
Other assets	17,164	15,148	13.3
Prepayments and accrued income	7,629	8,309	(8.2)

	614,213	556,018	10.5

Liabilities
Banks	122,680	95,884	27.9

Saving accounts	74,179	74,249	(0.1)
Deposits and other customer accounts	174,114	165,034	5.5
Professional securities transactions	78,325	50,178	56.1

Total client accounts	326,618	289,461	12.8
Debt securities	67,872	71,209	(4.7)
Other liabilities	46,308	45,682	1.4
Accruals and deferred income	9,468	10,120	(6.4)
Provisions	10,188	13,238	(23.0)

	583,134	525,594	10.9
Fund for general banking risks	1,197	1,255	(4.6)
Subordinated liabilities	13,973	14,278	(2.1)

Shareholders' equity	11,939	11,081	7.7
Minority interests	3,970	3,810	4.2

Group equity	15,909	14,891	6.8

Group capital	31,079	30,424	2.2

	614,213	556,018	10.5

Contingent liabilities	42,930	44,176	(2.8)
Committed facilities	134,614	136,122	(1.1)

Exchange EUR/USD-rate	1.15	1.05	9.5

Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)
	30 June	31 Mar	% change	31 Dec	% change
	2003	2003		2002

Consumer & Commercial Clients	173.7	172.3	0.8	172.5	0.7
Wholesale Clients	48.8	51.4	(5.1)	52.1	(6.3)
Private Clients	6.8	6.9	(1.4)	6.9	(1.4)
Corporate Centre	5.2	5.6	(7.1)	6.5	(20.0)
LeasePlan Corporation	9.2	9.1	1.1	9.2

Group	243.7	245.3	(0.7)	247.2	(1.4)

Staff
(fte)
	30 June	31 Mar	% change	31 Dec	% change
	2003	2003		2002

Consumer & Commercial Clients	70,681	70,162	519	71,340	(659)
Wholesale Clients	18,084	18,138	(54)	20,238	(2,154)
Private Clients	3,985	4,029	(44)	4,004	(19)
Asset Management	2,161	2,169	(8)	2,175	(14)
Corporate Centre	1,487	1,460	27	573	914
LeasePlan Corporation	7,234	7,244	(10)	7,227	7

Group	103,632	103,202	430	105,557	(1,925)

Share data
	30 June	31 Mar	% change	31 Dec	% change
	2003	2003		2002

Number of ordinary shares outstanding (in millions)	1,609.3	1,585.6	1.5	1,585.6	1.5
Net asset value per ordinary share (in euros)	6.91	6.77	2.1	6.47	6.8
Number of preference shares (in millions)	362.5	362.5		362.5
Number of convertible preference shares (in millions)	0.5	0.5		0.5

Changes in shareholders' equity
(in millions of euros)
	H1 2003	H1 2002

Shareholders' equity as at the beginning of January	11,081	12,098
Retained earnings	1,091	605
Exercised options and conversion		66
Goodwill	(233)	8
Impact change in accounting policy pension costs		(430)
Revaluations and other movements	48	(30)
Change in treasury stock		32
Currency translation differences	(48)	(1,011)

Shareholders' equity as at the end of June	11,939	11,338

As from 2003, dividends are recognised in shareholders’ equity until shareholders’ approval of profit appropriation. The positive impact on shareholders’ equity at 1 January 2003 amounted to EUR 300 mln. The comparative figures have been adjusted accordingly.

Appendix 4a

Income statement BUs of Consumer & Commercial Clients

(in millions of euros)
	Netherlands

	quarterly				six months

	Q2 2003	Q1 2003	% change	Q2 2002	2003	2002	% change

Net interest revenue	616	597	3.2	590	1,213	1,141	6.3
Net commissions	137	148	(7.4)	171	285	336	(15.2)
Results from financial transactions	6	9	(33.3)	8	15	16	(6.3)
Other revenue	5	126	(96.0)	40	131	61	114.8

Total revenue	764	880	(13.2)	809	1,644	1,554	5.8
Operating expenses	592	643	(7.9)	686	1,235	1,293	(4.5)

Operating result	172	237	(27.4)	123	409	261	56.7
Provisioning for loan losses	57	51	11.8	32	108	86	25.6
Value adjustments to financial fixed assets	0	2		4	2	4	(50.0)

Operating profit before taxes	115	184	(37.5)	87	299	171	74.9
Taxes	40	26	53.8	27	66	56	17.9

Profit after taxes	75	158	(52.5)	60	233	115	102.6

Minority interests	0	2		1	2	1
Net profit	75	156	(51.9)	59	231	114	102.6

Efficiency ratio	77.5%	73.1%		84.8%	75.1%	83.2%

	30 June 03	31 Mar 03	% change		30 June 03	30 June 02	% change

Staff (fte)	21,883	21,882			21,883	25,487	(14.1)
Risk weighted assets (in billions of euros)	51.5	50.6	1.8		51.5	55.9	(7.9)

	North America

	quarterly					six months

	Q2 2003	Q1 2003	% change	Q2 2002	2003	2002	% change

Net interest revenue	594	610	(2.6)	649	1,204	1,353	(11.0)
Net commissions	149	155	(3.9)	188	304	393	(22.6)
Results from financial transactions	37	40	(7.5)	33	77	76	1.3
Other revenue	374	460	(18.7)	293	834	520	60.4

Total revenue	1,154	1,265	(8.8)	1,163	2,419	2,342	3.3
Operating expenses	536	559	(4.1)	570	1,095	1,196	(8.4)

Operating result	618	706	(12.5)	593	1,324	1,146	15.5
Provisioning for loan losses	76	87	(12.6)	130	163	251	(35.1)

Operating profit before taxes	542	619	(12.4)	463	1,161	895	29.7
Taxes	190	224	(15.2)	174	414	322	28.6

Profit after taxes	352	395	(10.9)	289	747	573	30.4
Minority interests	(1)	1		0	0	0

Net profit	353	394	(10.4)	289	747	573	30.4

Efficiency ratio	46.4%	44.2%		49.0%	45.3%	51.1%

	30 June 03	31 Mar 03	% change		30 June 03	30 June 02	% change

Staff (fte)	19,021	18,709	1.7		19,021	18,126	4.9
Risk weighted assets (in billions of euros)	59.1	61.5	(3.9)		59.1	64.5	(8.4)

Appendix 4b

Income statement BUs of Consumer & Commercial Clients

(in millions of euros)
	Brazil

	quarterly				six months

	Q2 2003	Q1 2003	% change	Q2 2002	2003	2002	% change

Net interest revenue	369	268	37.7	347	637	776	(17.9)
Net commissions	47	41	14.6	75	88	111	(20.7)
Results from financial transactions	(22)	25		(2)	3	31	(90.3)
Other revenue	29	27	7.4	48	56	86	(34.9)

Total revenue	423	361	17.2	468	784	1,004	(21.9)
Operating expenses	256	227	12.8	331	483	686	(29.6)

Operating result	167	134	24.6	137	301	318	(5.3)
Provisioning for loan losses	86	42	104.8	57	128	116	10.3

Operating profit before taxes	81	92	(12.0)	80	173	202	(14.4)
Taxes	72	41	75.6	(67)	113	(33)

Profit after taxes	9	51	(82.4)	147	60	235	(74.5)
Minority interests	2	1		4	3	7	(57.1)

Net profit	7	50	(86.0)	143	57	228	(75.0)

Efficiency ratio	60.5%	62.9%		70.7%	61.6%	68.3%

	30 June 03	31 Mar 03	% change		30 June 03	30 June 02	% change

Staff (fte)	21,687	21,550	0.6		21,687	21,675	0.1
Risk weighted assets (in billions of euros)	6.7	6.2	8.1		6.7	7.3	(8.2)

	Rest of the World

	quarterly				six months

	Q2 2003	Q1 2003	% change	Q2 2002	2003	2002	% change

Net interest revenue	122	132	(7.6)	138	254	269	(5.6)
Net commissions	31	29	6.9	30	60	59	1.7
Results from financial transactions	6	5	20.0	4	11	9	22.2
Other revenue	91	60	51.7	85	151	167	(9.6)

Total revenue	250	226	10.6	257	476	504	(5.6)
Operating expenses	139	141	(1.4)	171	280	326	(14.1)

Operating result	111	85	30.6	86	196	178	10.1
Provisioning for loan losses	(2)	1		13	(1)	34
Value adj.to financial fixed assets	1	0		0	1	0

Operating profit before taxes	112	84	33.3	73	196	144	36.1
Taxes	35	23	52.2	12	58	31	87.1

Profit after taxes	77	61	26.2	61	138	113	22.1
Minority interests	2	2		1	4	5	(20.0)

Net profit	75	59	27.1	60	134	108	24.1

Efficiency ratio	55.6%	62.4%		66.5%	58.8%	64.7%

	30 June 03	31 Mar 03	% change		30 June 03	30 June 02	% change

Staff (fte)	8,090	8,021	0.9		8,090	7,305	10.7
Risk weighted assets (in billions of euros)	25.5	24.5	4.1		25.5	20.8	22.6

Appendix 5

Cash flow statement
(in millions of euros)
				H1 2003	H1 2002

Liquid funds as at the beginning of January				7,501	13,653
Net cash flow from operations / banking activities				(592)	15,594
Net cash flow from investment activities				1,676	(16,687)
Net cash flow from financing activities				1,886	3,989
Currency translation differences				246	(913)

Liquid funds as at the end of the June				10,717	15,636

Consolidated quarterly results 2003 / 2002
(in millions of euros)
	2003		2002

	Q2	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,409	2,240	2,264	2,421	2,499	2,661
Revenue from sec. and part. interests	51	139	105	58	102	104
Net commissions	1,057	1,020	1,114	1,099	1,220	1,206
Results from financial transactions	493	446	425	347	384	321
Other revenue	578	672	581	398	519	452

Total revenue	4,588	4,517	4,489	4,323	4,724	4,744
Staff costs	1,645	1,774	1,712	1,688	1,876	1,974
Other administrative expenses	1,099	1,080	1,138	1,071	1,191	1,167
Depreciation	228	231	243	245	263	255

Operating expenses	2,972	3,085	3,093	3,004	3,330	3,396

Operating result	1,616	1,432	1,396	1,319	1,394	1,348
Provisioning for loan losses / FAR	305	343	384	338	583	390
Value adj. to financial fixed assets	0	10	3	23	38	(15)
Operating profit before taxes	1,311	1,079	1,009	958	773	973
Net profit excl. extraordinary results	782	690	685	591	534	602
Net profit	782	690	685	591	534	397
Net profit for ordinary shareholders	770	679	674	579	522	386

Average number of ordinary shares outstanding	1,594.6	1,585.6	1,585.6	1,567.8	1,546.3	1,536.0
(in mln)
Average number of ordinary shares outstanding [1]	1,590.1	1,585.6	1,559.3	1,550.3	1,541.2	1,536.0
(in mln)
Earnings per share [2]	0.48	0.43	0.43	0.37	0.34	0.38
Earnings per share diluted [2]	0.48	0.43	0.42	0.37	0.34	0.38
Average equity [3]	10,517	10,118	9,994	10,113	10,484	10,865
Average equity year to date [3]	10,352	10,118	10,454	10,494	10,573	10,865
Return on average equity [2,3]	29.3%	26.8%	27.0%	22.9%	19.9%	21.8%
Return on average equity year to date [2,3]	28.0%	26.8%	22.6%	21.5%	21.1%	21.8%
Efficiency ratio	64.8%	68.3%	68.9%	69.5%	70.5%	71.6%
Efficiency ratio year to date	66.5%	68.3%	70.1%	70.6%	71.0%	71.6%

	2003		2002

	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
BIS tier 1 ratio	7.63%	7.40%	7.48%	7.00%	7.15%	7.13%
BIS capital ratio	11.10%	11.03%	11.54%	10.87%	10.80%	10.95%
BIS capital base	25,351	25,684	26,493	27,404	27,058	29,629
Risk weighted assets	228,432	232,963	229,572	252,143	250,541	270,700

1Year to date.
2 Excluding extraordinary result and based on the average number of ordinary shares outstanding
3 After profit appropriation.

Appendix 6a

Breakdown income statement second quarter 2003
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,701	475	89	1	76	67	2,409
Net commissions	364	421	115	116	(4)	45	1,057
Results from financial transactions	27	370	13	1	82	0	493
Other revenue	499	31	13	2	0	84	629

Total revenue	2,591	1,297	230	120	154	196	4,588
Operating expenses	1,523	1,052	186	98	(19)	132	2,972

Operating result	1,068	245	44	22	173	64	1,616
Provisioning for loan losses	217	83	2	0	(1)	4	305
Value adjustments to financial fixed assets	1	0	0	0	(1)	0	0

Operating profit before taxes	850	162	42	22	175	60	1,311
Taxes	337	51	11	7	53	16	475

Group profit after taxes	513	111	31	15	122	44	836
Minority interests	3	1	(1)	1	50	0	54

Net profit	510	110	32	14	72	44	782

Efficiency ratio	58.8%	81.1%	80.9%	81.7%		67.3%	64.8%
Staff (fte)	70,681	18,084	3,985	2,161	1,487	7,234	103,632
(in billions of euros)
Total assets	227.5	305.0	15.9	0.8	54.3	10.7	614.2
Risk weighted assets	142.8	66.1	6.7	0.6	2.1	10.1	228.4

Breakdown income statement first quarter 2003
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,607	429	94	1	42	67	2,240
Net commissions	373	397	99	106	0	45	1,020
Results from financial transactions	79	286	10	0	71	0	446
Other revenue	673	33	14	2	7	82	811

Total revenue	2,732	1,145	217	109	120	194	4,517
Operating expenses	1,570	1,031	207	90	48	139	3,085

Operating result	1,162	114	10	19	72	55	1,432
Provisioning for loan losses	181	156	3	0	0	3	343
Value adjustments to financial fixed assets	2	0	0	0	8	0	10

Operating profit before taxes	979	(42)	7	19	64	52	1,079
Taxes	314	(24)	3	5	16	15	329

Group profit after taxes	665	(18)	4	14	48	37	750
Minority interests	6	2	0	0	52	0	60

Net profit	659	(20)	4	14	(4)	37	690

Efficiency ratio	57.5%	90.0%	95.4%	82.6%		71.6%	68.3%
Staff (fte)	70,162	18,138	4,029	2,169	1,460	7,244	103,202
(in billions of euros)
Total assets	230.0	285.7	16.1	0.8	53.9	10.6	597.1
Risk weighted assets	142.8	71.0	6.3	0.6	2.2	10.1	233.0

Appendix 6b

Breakdown Profit & Loss account second quarter 2002
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,724	525	91	6	89	64	2,499
Net commissions	464	470	110	130	0	46	1,220
Results from financial transactions	43	304	11	3	23	0	384
Other revenue	466	56	7	(2)	9	85	621

Total revenue	2,697	1,355	219	137	121	195	4,724
Operating expenses	1,758	1,154	178	111	(6)	135	3,330

Operating result	939	201	41	26	127	60	1,394
Provisioning for loan losses	232	345	0	0	0	6	583
Value adjustments to financial fixed assets	4	1	0	2	31	0	38

Operating profit before taxes	703	(145)	41	24	96	54	773
Taxes	146	(22)	14	10	25	14	187

Operating profit after taxes	557	(123)	27	14	71	40	586
Minority interests	6	2	0	0	44	0	52

Net profit	551	(125)	27	14	27	40	534

Efficiency ratio	65.2%	85.2%	81.3%	81.0%		69.2%	70.5%
Staff (fte)	72,593	20,957	3,666	2,295	552	7,435	107,498
(in billions of euros)
Total assets	237.5	290.8	16.0	0.9	51.8	10.5	607.5
Risk weighted assets	148.5	83.8	5.6	0.6	2.0	10.0	250.5

Breakdown Profit & Loss account six months 2003
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	3,308	904	183	2	118	134	4,649
Net commissions	737	818	214	222	(4)	90	2,077
Results from financial transactions	106	656	23	1	153	0	939
Other revenue	1,172	64	27	4	7	166	1,440

Total revenue	5,323	2,442	447	229	274	390	9,105
Operating expenses	3,093	2,083	393	188	29	271	6,057

Operating result	2,230	359	54	41	245	119	3,048
Provisioning for loan losses	398	239	5	0	(1)	7	648
Value adjustments to financial fixed assets	3	0	0	0	7	0	10

Operating profit before taxes	1,829	120	49	41	239	112	2,390
Taxes	651	27	14	12	69	31	804

Operating profit after taxes	1,178	93	35	29	170	81	1,586
Minority interests	9	3	(1)	1	102	0	114

Net profit	1,169	90	36	28	68	81	1,472

Efficiency ratio	58.1%	85.3%	87.9%	82.1%		69.5%	66.5%

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP

	Six Month Period Ended June 30, 2003	Three Month Period Ended June 30, 2003	Three Month Period Ended March 31, 2003	Year Ended December 31,

				2002	2001	2000	1999	1998

	(in EUR millions except ratios)
Excluding Interest on Deposits(1)
Operating Profit before Taxes	2,390	1,311	1,079	3,388	4,428	3,825	4,250	2,898
Add: Fixed Charges	1,593	786	807	4,153	4,664	5,014	3,902	3,014

Earnings before Taxes and Fixed Charges	3,983	2,097	1,886	7,541	9,092	8,839	8,152	5,912

Fixed Charges	1,593	786	807	4,153	4,664	5,014	3,902	3,014

Ratio of Earnings to Fixed Charges	2.50	2.67	2.34	1.82	1.95	1.76	2.09	1.96

Including Interest on Deposits(1)
Fixed Charges as above	1,593	786	807	4,153	4,664	5,014	3,902	3,014
Add: Interest on deposits	5,538	2,740	2,798	13,372	20,259	22,818	16,483	15,422

Total Fixed Charges and Interest on deposits	7,131	3,526	3,605	17,525	24,923	27,832	20,385	18,436

Earnings before Taxes and Fixed Charges	3,983	2,097	1,886	7,541	9,092	8,839	8,152	5,912
Add: Interest on deposits	5,538	2,740	2,798	13,372	20,259	22,818	16,483	15,422

Earnings before Taxes and Fixed
Charges and Interest on deposits	9,521	4,837	4,684	20,913	29,351	31,657	24,635	21,334
Ratio of Earnings to Fixed Charges	1.34	1.37	1.30	1.19	1.18	1.14	1.21	1.16

(1) Deposits include Banks and Total customer accounts.